

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 4, 2016

Qingxi Meng
Chief Executive Officer
AAA Century Group USA, Inc.
3901 Main Street, 605A
Flushing, NY 11354

> **Re:** **AAA Century Group USA, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed September 21, 2016**
> **File No. 000-52769**

Dear Mr. Ming:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Susan Block

Susan Block
Attorney Advisor
Office of Transportation and Leisure

cc: John Lowy, Esq.